

May 3, 2012

VIA E-Mail
Mr. P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

  Re: **Extra Space Storage, Inc.**
     Form 10-K for the year ended December 31, 2011
     Filed on February 29, 2012
     File No. 001-32269

Dear Mr. P. Scott Stubbs:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin Woody

          Kevin Woody
          Branch Chief